

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 21, 2008

VIA U.S. MAIL

Gerald J. Kochanksi
Chief Financial Officer
Nephros, Inc.
3960 Broadway
New York, New York 10032

> **Re: Nephros, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 001-32288**

Dear Mr. Kochanksi:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief